January 18, 2001


                                                               1933 Act File No.
                                                     1940 Act File No. 811-08103


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: NUVEEN UNIT TRUSTS, SERIES 116

     B.   Name of Depositor: NUVEEN INVESTMENTS

     C.   Complete address of Depositor's principal executive offices:

                         333 West Wacker Drive
                         Chicago, Illinois  60606

     D.   Name and complete address of agents for service:

                         NUVEEN INVESTMENTS
                         Attention:  Alan G. Berkshire
                         333 West Wacker Drive
                         Chicago, Illinois 60606

                         CHAPMAN AND CUTLER
                         Attention:  Eric F. Fess
                         111 West Monroe Street
                         Chicago, Illinois 60603

   It is proposed that this filing will become effective (check appropriate box)

          / /    immediately upon filing pursuant to paragraph (b)

          / /    on (date) pursuant to paragraph (b)

          / /    60 days after filing pursuant to paragraph (a)

          / /    on (date) pursuant to paragraph (a) of Rule (485 or 486)

          / / This Post-effective amendment designates a new effective date for a previously filed Post-effective amendment.

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

          / / Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  Preliminary Prospectus Dated January 18, 2001

                              Subject to Completion

                         Nuveen Unit Trusts - Series 116

            Nuveen Insured Corporate Portfolio, Series 6 (Long-Term)

   The final Prospectus for a Prior Series is hereby used as part of a preliminary Prospectus for the above-stated Series. Information with respect to the actual trust including pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available. Accordingly, the information contained herein should be considered as being included for informational purposes only.

   The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

   Incorporated herein by reference is the prospectus from Nuveen Unit Trusts, Series 96 (Registration No. 333-39164) dated June 21, 2000 which shall be used as a preliminary prospectus for Nuveen Unit Trusts, Series 116. The final prospectus for Nuveen Unit Trusts, Series 96, was filed pursuant to Rule 497 under the Securities Act on June 22, 2000.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

         The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

                  INSURER/POLICY NO.                     AMOUNT

              Reliance Insurance Company                 $26,000,000
              B 262 6895


     B. This Registration Statement comprises the following papers and documents:

                  The facing sheet
                  The Prospectus
                  The signatures
                  Consents of Counsel

                  The following exhibits:

        1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit
               Trust, Series 1 and certain subsequent series, effective May 29, 1997 between Nuveen Investments, Depositor and The Chase Manhattan Bank, Trustee (incorporated by reference to Amendment No. 2 to Form S-6 (File No. 333-23671) filed on behalf of Nuveen Unit Trusts, Series 1).

        1.1(b) Trust Indenture and Agreement (to be supplied by amendment).

          2.2 Copy of Code of Ethics of the Trust(s) and the Principal Underwriter (incorporated by reference to Amendment No. 3 to Form S-6 (File No. 333-96279) filed on March 6, 2000 on behalf of Nuveen Unit Trusts, Series 82).

          3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

          3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

          3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

          3.4 Opinion of counsel as to the Trustee and the Trust(s) (to be supplied by amendment).

          4.2 Consent of Kenny S&P Evaluation Services (to be supplied by amendment).

          4.4  Consent of Arthur Andersen LLP (to be supplied by amendment).

          6.1 List of Directors and Officers of Depositor and other related information (filed as Exhibit 6.1 to Amendment No. 3 to the Registration Statement on Form S-6 relating to Nuveen Unit Trusts, Series 99 [File No. 333-41658] filed on August 8, 2000 and incorporated herein by reference).

     C.   EXPLANATORY NOTE

   This Registration Statement contains a prospectus that may include separate unit investment trusts. The prospectus will consist of a Part A and a Part B. An Information Supplement will be supplied by amendment.

     D.   UNDERTAKINGS

          (1) The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 116 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 18th day of January, 2001.

                                                  NUVEEN UNIT TRUSTS, SERIES 116
                                                                    (Registrant)

                                                           By NUVEEN INVESTMENTS
                                                                     (Depositor)

                                                     By /s/ Ronald J. Buttarazzi
                                                   -----------------------------
                                                                  Vice President

                                                     Attest /s/ Nicholas Dalmaso
                                                   -----------------------------
                                                             Assistant Secretary


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


SIGNATURE                     TITLE*                                               DATE

Timothy R. Schwertfeger       Chairman, Board of Directors     )
                              Chief Executive Officer          )
                              and Director                     )

                                                               )
John P. Amboian               President and Director           )       /s/ Larry W. Martin
                                                                   -----------------------
                                                               )           Larry W. Martin
                                                               )        Attorney-in-Fact**
                                                               )
Margaret E. Wilson            Vice President and Controller    )          January 18, 2001

--------------------

          * The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

          ** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

   The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.


                          CONSENT OF CHAPMAN AND CUTLER

   The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.


                    CONSENT OF KENNY S&P EVALUATION SERVICES

   The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.


                       CONSENT OF CARTER LEDYARD & MILBURN

   The consent of Carter Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 3.4 to the Registration Statement.